UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No.22, Lane 407, Section 2, Tiding Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ x ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

Explanatory Note

GIGAMEDIA LIMITED is submitting an amendment to its submission on Form 6-K for the month of May, 2023, furnished to the SEC on May 19, 2023 (the “Original Filing”) for the purpose of amending and restating Exhibit 99.3 in its entirety to correct an inadvertent error therein, which omitted language from the Critical Audit Matter Description in the Report of Independent Registered Public Accounting Firm included in the GigaMedia 2022 Financial Statements included as Exhibit 99.3 in the Original Filing. The matters reported in this Form 6-K/A have no impact on GigaMedia’s Annual Report on Form 20-F, which included the correct Critical Audit Matter Description.

This Amendment contains only the Cover Page to this Form 6-K/A, this Explanatory Note, and the following exhibits: the corrected Exhibit 99.3 and an announcement issued by GigaMedia notifying Shareholders of the amendment, as follows:

1. GigaMedia Announces Amendment to One Exhibit in Notice of Annual General Meeting of Shareholders and Proxy Statement Previously Announced on May 19, 2023 (attached hereto as Exhibit 99.1)

2. GigaMedia 2022 Financial Statements Prepared in Accordance with U.S. GAAP (attached hereto as Exhibit 99.3)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: June 5, 2023	By: /s/ HUANG, CHENG-MING
(Signature)
Name: HUANG, CHENG-MING
Title: Chief Executive Officer